                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)



          Information Statement Filed Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                                 NAM Corporation
                      -------------------------------------
                                (Name of Issuer)

                                  Common Stock
                      -------------------------------------
                         (Title of Class of Securities)

                                   62872L 10 8
                      -------------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________

CUSIP No. 62872L 10 8        SCHEDULE 13G                    Page 2 of 11 Pages
________________________________________________________________________________
    1   |  NAME OF REPORTING PERSONS
        |  S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        |
        |       Joseph Stevens & Company, Inc. (successor to Joseph Stevens &
        |       Company, L.P.)
________|_______________________________________________________________________
    2   |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
        |                                                       (b)  [ ]
________|_______________________________________________________________________
    3   |  SEC USE ONLY
________|_______________________________________________________________________
    4   |  CITIZENSHIP OR PLACE OF ORGANIZATION
        |       New York
________|_______________________________________________________________________
               |  5  |   SOLE VOTING POWER
               |     |       324,905 shares of Common Stock. See Item 4.
               |_____|__________________________________________________________
  NUMBER OF    |     |
   SHARES      |  6  |   SHARED VOTING POWER
BENEFICIALLY   |_____|__________________________________________________________
  OWNED BY     |     |
   EACH        |  7  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       324,905 shares of Common Stock. See Item 4.
PERSON WITH    |_____|__________________________________________________________
               |     |
               |  8  |   SHARED DISPOSITIVE POWER
_______________|_____|__________________________________________________________
    9  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       |        324,905 shares of Common Stock. See Item 4.
_______|________________________________________________________________________
   10  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       |  CERTAIN SHARES                                              [ ]
_______|________________________________________________________________________
   11  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       |        8.9% of shares of Common Stock. See Item 4.
_______|________________________________________________________________________
   12  |  TYPE OF REPORTING PERSON
       |        BD
_______|________________________________________________________________________

________________________________________________________________________________

CUSIP No. 62872L 10 8        SCHEDULE 13G                    Page 3 of 11 Pages
________________________________________________________________________________
    1   |  NAME OF REPORTING PERSONS
        |  S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        |
        |       Joseph Sorbara
________|_______________________________________________________________________
    2   |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
        |                                                       (b)  [ ]
________|_______________________________________________________________________
    3   |  SEC USE ONLY
________|_______________________________________________________________________
    4   |  CITIZENSHIP OR PLACE OF ORGANIZATION
        |       United States
________|_______________________________________________________________________
               |  5  |   SOLE VOTING POWER
               |     |       324,905 shares of Common Stock. See Item 4.
               |_____|__________________________________________________________
  NUMBER OF    |     |
   SHARES      |  6  |   SHARED VOTING POWER
BENEFICIALLY   |_____|__________________________________________________________
  OWNED BY     |     |
   EACH        |  7  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       324,905 shares of Common Stock. See Item 4.
PERSON WITH    |_____|__________________________________________________________
               |     |
               |  8  |   SHARED DISPOSITIVE POWER
_______________|_____|__________________________________________________________
    9  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       |        324,905 shares of Common Stock. See Item 4.
_______|________________________________________________________________________
   10  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       |  CERTAIN SHARES                                              [ ]
_______|________________________________________________________________________
   11  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       |        8.9% of shares of Common Stock. See Item 4.
_______|________________________________________________________________________
   12  |  TYPE OF REPORTING PERSON
       |        IN
_______|________________________________________________________________________

________________________________________________________________________________

CUSIP No. 62872L 10 8        SCHEDULE 13G                    Page 4 of 11 Pages
________________________________________________________________________________
    1   |  NAME OF REPORTING PERSON
        |  S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        |
        |       Steven Markowitz
________|_______________________________________________________________________
    2   |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
        |                                                       (b)  [ ]
________|_______________________________________________________________________
    3   |  SEC USE ONLY
________|_______________________________________________________________________
    4   |  CITIZENSHIP OR PLACE OF ORGANIZATION
        |       United States
________|_______________________________________________________________________
               |  5  |   SOLE VOTING POWER
               |     |       324,905 shares of Common Stock. See Item 4.
               |_____|__________________________________________________________
  NUMBER OF    |     |
   SHARES      |  6  |   SHARED VOTING POWER
BENEFICIALLY   |_____|__________________________________________________________
  OWNED BY     |     |
   EACH        |  7  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       324,905 shares of Common Stock. See Item 4.
PERSON WITH    |_____|__________________________________________________________
               |     |
               |  8  |   SHARED DISPOSITIVE POWER
_______________|_____|__________________________________________________________
    9  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       |        324,905 shares of Common Stock. See Item 4.
_______|________________________________________________________________________
   10  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       |  CERTAIN SHARES                                              [ ]
_______|________________________________________________________________________
   11  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       |        8.9% of shares of Common Stock. See Item 4.
_______|________________________________________________________________________
   12  |  TYPE OF REPORTING PERSON
       |        IN
_______|________________________________________________________________________

________________________________________________________________________________

CUSIP No. 62872L 10 8        SCHEDULE 13G                    Page 5 of 11 Pages
________________________________________________________________________________




ITEM 1.

         (a)      Name of Issuer:

                  NAM Corporation


         (b)      Address of Issuer's Principal Executive Offices:

                  1010 Northern Boulevard
                  Suite 336
                  Great Neck, New York  11021


ITEM 2.

         (a)      Name of Persons Filing:

                  Joseph Stevens and Company, Inc. (successor to Joseph Stevens & Company, L.P.), Mr. Joseph Sorbara and Mr. Steven Markowitz


         (b)      Address of Principal Business Office:

                  The principal business address for each of
                  Joseph Stevens & Company, Inc. and Messrs. Sorbara and Markowitz is:
                  c/o Joseph Stevens & Company, Inc.
                  33 Maiden Lane
                  New York, New York  10038

         (c)      Citizenship:

                  Joseph Stevens & Company, Inc. is incorporated in the state of New York. Mr. Sorbara and Mr. Markowitz are United States citizens


         (d)      Title of Class of Securities:

                  Common Stock, $.001 par value per share (the "Common Stock").


         (e)      CUSIP Number:

                  62872L 10 8

________________________________________________________________________________

CUSIP No. 62872L 10 8        SCHEDULE 13G                    Page 6 of 11 Pages
________________________________________________________________________________



ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)      /X/      Broker or Dealer registered under Section 15 of the
                           Securities Exchange Act of 1934, as amended (the
                           "Act").  See Item 4.

         (b)      / /      Bank as defined in section 3(a)(6) of the Act.

         (c)      / /      Insurance Company as defined in section 3(a)(19) of
                           the Act

         (d)      / /      Investment Company registered under section 8 of the
                           Investment Company Act.

         (e)      / /      Investment Advisor registered under section 203 of
                           the Investment Advisers Act of 1940.

         (f)      / /      Employee Benefit Plan, Pension Fund which is subject
                           to the provisions of the Employee Retirement Income
                           Security Act of 1974 or Endowment Fund; see
                           Rule 13d-1(b)(1)(ii)(F).

         (g)      / /      Parent Holding Company, in accordance with Rule
                           13d-1(b)(ii)(G).

         (h)      / /      Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


ITEM 4.  Ownership.

         (a)      Amount Beneficially Owned:

                  As of December 31, 1997, Joseph Stevens & Company, Inc. owned warrants ("JSC Warrants") to purchase 140,000 units, each unit ("Unit") consisting of one share of Common Stock and one redeemable common stock purchase warrant ("Redeemable Warrants"). Each Redeemable Warrant entitled the holder to purchase an additional share of Common Stock. The JSC Warrants were exercisable commencing on November 8, 1997. Additionally, Joseph Stevens & Company, Inc. held 5,950 Units and 33,005 Redeemable Warrants in its market making account on December 31, 1997. As of December 31, 1997, each Redeemable Warrant was immediately exercisable to purchase an additional share of Common Stock. Therefore, as of December 31, 1997, Joseph Stevens & Company, Inc. beneficially owned 324,905 shares of Common Stock within the meaning of Rule 13d-3 of the Act.

                  Mr. Sorbara was a controlling shareholder, director and officer of Joseph Stevens & Company, Inc. as of December 31, 1997. Based upon the foregoing, as of December 31, 1997, Mr. Sorbara beneficially owned 324,905 shares of Common Stock within the meaning of Rule 13d-3 of the Act.

                  Mr. Markowitz was a controlling shareholder, director and officer of Joseph Stevens & Company, Inc. as of December 31, 1997. Based upon the foregoing, as of December 31, 1997, Mr. Markowitz beneficially owned 324,905 shares of Common Stock within the meaning of Rule 13d-3 of the Act.

         (b)      Percent of Class:

                  As of December 31, 1997, Joseph Stevens & Company, Inc., was the beneficial owner of an aggregate of 324,905 shares of Common Stock, which constituted approximately 8.9% of the shares of Common Stock outstanding as of December 31, 1997 (based upon 3,334,978 shares of Common Stock outstanding as reported in the Issuer's Form 10-QSB for the quarterly period ended September 30, 1997).

                  As of December 31, 1997, Mr. Joseph Sorbara was the beneficial owner of an aggregate of 324,905 shares of Common Stock, which constituted approximately 8.9% of the shares of Common Stock outstanding as of December 31, 1997 (based upon 3,334,978 shares of Common Stock outstanding as reported in the Issuer's Form 10-QSB for the quarterly period ended September 30,
                  1997).

________________________________________________________________________________

CUSIP No. 62872L 10 8        SCHEDULE 13G                    Page 7 of 11 Pages
________________________________________________________________________________


                  As of December 31, 1997, Mr. Steven Markowitz was the beneficial owner of an aggregate of 324,905 shares of Common Stock, which constituted approximately 8.9% of the shares of Common Stock outstanding as of December 31, 1997 (based upon 3,334,978 shares of Common Stock outstanding as reported in the Issuer's Form 10-QSB for the quarterly period ended September 30, 1997).

         (c) Number of shares as to which such person has:

                  (i) Sole power to vote or direct the vote:

                           As of December 31, 1997, Joseph Stevens & Company, Inc. had sole power to vote or direct the vote of 324,905 shares of Common Stock. See Item 4(a) above. As of December 31, 1997, Joseph Sorbara had sole power to vote or direct the vote of 324,905 shares of Common Stock. See Item 4(a) above. As of December 31, 1997, Steven Markowitz had sole power to vote or direct the vote of 324,905 shares of Common Stock. See Item 4(a) above.

                  (ii) Shared power to vote or direct the vote:

                           Not applicable.

                  (iii) Sole power to dispose or to direct the disposition of:

                           As of December 31, 1997, Joseph Stevens & Company, Inc. had sole power to dispose or to direct the disposition of 324,905 shares of Common Stock. See
                           Item 4(a) above. As of December 31, 1997, Joseph Sorbara had sole power to dispose or to direct the disposition of 324,905 shares of Common Stock. See
                           Item 4(a) above. As of December 31, 1997, Steven Markowitz had sole power to dispose or to direct the disposition of 324,905 shares of Common Stock. See
                           Item 4(a) above.

                  (iv) Shared power to dispose or to direct the disposition of:

                           Not applicable.



ITEM 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable.

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable.

ITEMS 7. Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company.

         Not Applicable.

ITEM 8.  Identification and Classification of Members of the Group.

         Not Applicable.
ITEM 9.  Notice of Dissolution of Group.

         Not Applicable.

________________________________________________________________________________

CUSIP No. 62872L 10 8        SCHEDULE 13G                    Page 8 of 11 Pages
________________________________________________________________________________


ITEM 10.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

________________________________________________________________________________

CUSIP No. 62872L 10 8        SCHEDULE 13G                    Page 9 of 11 Pages
________________________________________________________________________________


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   January 16, 1998
                                             ------------------------------
                                                       (Date)


                                             JOSEPH STEVENS & COMPANY, INC.

                                                /s/ Joseph Sorbara
                                             ------------------------------
                                                    Joseph Sorbara
                                                 Chief Executive Officer




                                                   January 16, 1998
                                              -----------------------------
                                                        (Date)


                                                /s/ Joseph Sorbara
                                              -----------------------------
                                                      (Signature)


                                                     Joseph Sorbara
                                              -----------------------------
                                                        (Name)


                                                    January 16, 1998
                                              -----------------------------
                                                       (Date)


                                                 /s/ Steven Markowitz
                                              -----------------------------
                                                     (Signature)


                                                      Steven Markowitz
                                              -----------------------------
                                                         (Name)

________________________________________________________________________________

CUSIP No. 62872L 10 8        SCHEDULE 13G                    Page 10 of 11 Pages
________________________________________________________________________________




                                  EXHIBIT INDEX




                                                                                         Sequentially Numbered Page
         Exhibit No.                                Title:                                on Which Exhibit Begins
         ----------                                 ------                               --------------------------

              1.                 Joint Filing Agreement pursuant to Rule                             11
                                 13d-1(f)(1) under the Securities Exchange
                                 Act of 1934, as amended, among Joseph
                                 Stevens & Company, Inc., Mr. Joseph
                                 Sorbara and Mr. Steven Markowitz



________________________________________________________________________________

CUSIP No. 62872L 10 8        SCHEDULE 13G                    Page 11 of 11 Pages
________________________________________________________________________________




                                    EXHIBIT 1

         Joint Filing Agreement pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

                           Each of the undersigned hereby agrees to be included in the filing of the Schedule 13G dated January 16, 1998 with respect to the issued and outstanding Common Stock of NAM Corporation beneficially owned by each of the undersigned, respectively.

Dated: January 16, 1998

                                                 Joseph Stevens & Company, Inc.

                                                   /s/ Joseph Sorbara
                                                 ------------------------------
                                                           Joseph Sorbara
                                                     Chief Executive Officer



                                                   /s/ Joseph Sorbara
                                                  -----------------------------
                                                          Joseph Sorbara



                                                   /s/ Steven Markowitz
                                                  -----------------------------
                                                          Steven Markowitz